Fortuna Appoints David Farrell to the Board of Directors

Vancouver, July 19, 2013-- Fortuna Silver Mines Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce the appointment of Mr. David P. Farrell to the Board of Directors of Fortuna.

David Farrell is President of Davisa Consulting, a private consulting firm working with global mining companies.  Prior to founding Davisa in 2011, David was Managing Director, Mergers & Acquisitions at Endeavour Financial where he successfully closed over US$25 billion worth of M&A transactions for junior and mid-tier natural resource companies.  Before his 12 years at Endeavour Financial, David was a lawyer at Stikeman Elliott, working in Vancouver, Budapest and London.  He graduated from the University of British Columbia with a B.Comm (Honours, Finance) and an LL.B and is called to the bar in both British Columbia and England.  David also serves as a director of Northern Vertex Mining Corp. and is a board and finance committee member of Yaletown House, a non-profit, critical-care seniors’ residence in downtown Vancouver.

Simon Ridgway, Chairman of the Board of Fortuna, commented:  “I’m delighted that David has agreed to join Fortuna’s Board.  A few years ago he and I had the opportunity to work together on the Board of another resource company and I was impressed by his measured contribution to the oversight of that company.  His background in M&A transactions in mining will add valuable depth to the Board as we look to grow our core silver mining business.”

Jorge A. Ganoza, CEO and Director of Fortuna, said: “On behalf of the Fortuna team, I would like to welcome David to our Board.  We look forward to benefitting from his experience as we continue to identify potential business opportunities for the company.”

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca, Investor Relations Manager- T (Lima): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.